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                               November 29, 2022

       John Marchetti
       Chief Financial Officer
       Dragonfly Energy Holdings Corp.
       1190 Trademark Drive #108
       Reno, Nevada 89521

                                                        Re: Dragonfly Energy
Holdings Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed November 4,
2022
                                                            File No. 333-268185

       Dear John Marchetti:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed 11/4/2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       63

   1. In light of the significant number of redemptions and the unlikelihood that the company will receive
significant proceeds from exercises of the warrants because of the disparity between the exercise
price of the warrants and the current trading price of the common stock, expand your
discussion of capital resources to address any changes in the
                                                        company   s liquidity
position since the business combination. If the company is likely to have to seek additional
capital, discuss the effect of this offering on the company   s ability
                                                        to raise additional
capital.
   2. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a
substantial portion of shares for resale and discuss how such sales could
 John Marchetti
Dragonfly Energy Holdings Corp.
November 29, 2022
Page 2
      impact the market price of the company   s common stock. Your discussion
should
      highlight the fact that holders of a significant percentage of your outstanding shares will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
General

3. Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.
4. We note that the projected revenues for 2022 and 2023 disclosed beginning on page 220 in the Form S-4 filed in connection with the Business Combination. We also note that your actual revenues for the six months ended June 30, 2022. It appears that you will miss your revenue projections. Please update your disclosure in Liquidity and Capital
      Resources, and elsewhere, to provide updated information about the
company   s financial
      position and further risks to the business operations and liquidity in light of these circumstances
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any questions.



                                                             Sincerely,
FirstName LastNameJohn Marchetti
                                                             Division of
Corporation Finance
Comapany NameDragonfly Energy Holdings Corp.
                                                             Office of
Manufacturing
November 29, 2022 Page 2
cc:       Jeeho Lee
FirstName LastName